SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

August 27, 2014

Deborah Skeens, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4041

Re:	Realty Capital Income Funds Trust File Nos. 333-185734; 811-22785

Dear Ms. Skeens:

On July 2, 2014, Realty Capital Income Funds Trust (the “Registrant”) filed its ninth post-effective amendment to the above-referenced registration statement on Form N-1A with the U.S. Securities and Exchange Commission (the “Commission”). On August 6, 2014, you provided oral comments on behalf of the Commission’s staff (the “Staff”) to me during a telephone call. On behalf of the Registrant, set forth below are each of the Staff’s comments in italics, and the Registrant’s response to each comment follows.

AR Capital BDC Income Fund (the “Fund”) – Class C Prospectus

Comment 1: On page 1, footnote (2) to the “Annual Fund Operating Expenses” table discloses that the waiver agreement with the Fund’s investment adviser will remain in effect through at least July 5, 2015. Please note that only fee waiver agreements that are effective for at least twelve months from the effectiveness date of the registration statement may be reflected in the fee table.

Response: The Registrant and the Fund’s investment adviser will amend the above-referenced waiver agreement such that it will remain in effect for at least twelve months from the effectiveness date of the registration statement. The Registrant has also revised the above-referenced disclosure accordingly.

Deborah Skeens, Esq.

August 27, 2014

Comment 2: Also on page 1, the “Annual Fund Operating Expenses” table discloses the Fund’s acquired fund fees and expenses. Because the Fund is new, however, the Fund’s acquired fund fees and expenses are based on estimations. Please revise the fee table to note that the Fund’s acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

Response: The Registrant has revised the above-referenced disclosure as requested.

Comment 3: With respect to the Example on page 2, please confirm that the waiver agreement with the Fund’s investment adviser referenced in footnote (2) to the “Annual Fund Operating Expenses” table is reflected in the Example only for the years that the agreement is contractually in effect.

Response: The Registrant confirms that the Example reflects the above-referenced waiver agreement only for the years that the agreement is contractually in effect.

Comment 4: Also with respect to the Example on page 2, the second sentence of the first paragraph states that “[t]he Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.” However, the Example also reflects the costs of investing if the investor does not redeem the shares at the end of those periods. Please revise the Example such that the disclosure and the cost of investing calculations are consistent.

Response: The Registrant has revised the above-referenced disclosure as requested.

Comment 5: On page 2, the first paragraph under “Principal Investment Strategies” discloses that the “Fund invests substantially all (and under normal market conditions, at least 80%), of its net assets . . . in common stocks and other equity securities of business development companies (“BDCs”) . . . .” Please clarify supplementally whether the Fund invests in debt securities issued by BDCs or in the securities of non-BDC issuers to the extent that such investments should be disclosed as principal investment strategies of the Fund. If so, please revise the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections accordingly.

Response: The Registrant does not believe that the Fund invests, or will invest, in debt securities issued by BDCs or the securities of non-BDC issuers to the extent that such investments should be disclosed as principal investment strategies of the Fund.

Deborah Skeens, Esq.

August 27, 2014

Comment 6: Also on page 2, the disclosure under “Principal Investment Strategies” contains a description of BDCs. Although accurate, please revise this disclosure to use more plain English.

Response: The Registrant has revised the above-referenced disclosure as requested.

Comment 7: The last sentence on page 2 under “Principal Investment Strategies” discloses that “the Sub-Adviser generally seeks to invest in securities whose current distribution rates equal or exceed 7.0% . . . .” Please revise the disclosure to clarify the phrase “distribution rates,” and, in particular, clarify whether it refers to distributions of capital gains, income, return of capital, etc.

Response: The Registrant has revised the above-referenced disclosure as requested.

Comment 8: Under “Management,” beginning on page 10, National Fund Advisors, LLC is referred to both as the “Adviser” and “NFA.” For clarity, please refer to the National Fund Advisors, LLC as the “Adviser” or “NFA,” but not both. If National Fund Advisors, LLC is referred to as “NFA,” please re-define the term under the “Management” section in addition to defining it in footnote (2) to the “Annual Fund Operating Expenses” table, as the disclosures are several pages apart.

Response: The Registrant has revised the above-referenced disclosure as requested.

Statement of Additional Information

Comment 9: On page 30, under “Disclosure of Portfolio Holdings,” please clarify whether there are any ongoing arrangements to make the Registrant’s portfolio holdings available prior to public release. If so, please revise the disclosure to identify the recipients, the frequency with which portfolio holdings are disclosed, lag time, and any compensation received.

Response: The Registrant has revised the above-referenced disclosure as requested.

Other Comments

Comment 10: Please confirm that all missing or incomplete information in the prospectus and statement of additional information, and all omitted exhibits in Part C, including the execution version of the investment sub-advisory agreement between National Fund Advisors, LLC and BDCA Adviser, LLC, will be provided by post-effective amendment.

Deborah Skeens, Esq.

August 27, 2014

Response: The Registrant confirms that all missing or incomplete information in the prospectus and statement of additional information, and all omitted exhibits in Part C, will be provided by post-effective amendment.

Comment 11: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, please acknowledge that:

•	Staff comments, or changing disclosure in the filing in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Registrant acknowledges that, with respect to the above-referenced filing:

•	Staff comments, or changes to disclosure in the filing in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing;

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Deborah Skeens, Esq.

August 27, 2014

*           *           *           *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:

John H. Grady, National Fund Advisors

Christopher Carlson, RCS Advisory Services

Natalya Zelensky, RCS Advisors Services

Steven B. Boehm, Sutherland Asbill & Brennan

Ronald Coenen Jr., Sutherland Asbill & Brennan